File No.
         ------------------

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

          CENTRAL ELECTRICITY SUPPLY COMPANY OF ORISSA LIMITED (CESCO)
                        (Name of foreign utility company)

                               THE AES CORPORATION
                               1001 N. 19th Street
                                   Suite 2000
                            Arlington, Virginia 22209
     (Name of filing company, if filed on behalf of foreign utility company)

         The Commission is requested to mail copies of all correspondence relating to this Notification to:

         William R. Luraschi, Esq.
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia  22209

         Lynn N. Hargis, Esq.
         Chadbourne & Parke LLP
         1200 New Hampshire Avenue, N.W.
         Suite 300
         Washington, D.C.  20036

ITEM 1

         Foreign utility status is claimed by Central Electricity Supply Company of Orissa Limited ("CESCO"), located in the State of Orissa, India. The business address of CESCO is: 18 Forest Park, Bhubaneshwar, Orissa - 751009.

         CESCO owns and operates the business of electricity distribution in the areas of Bhubaneshwar, Puri, Dhenkanal and Paradeep in the State of Orissa, India. CESCO has applied for and obtained a Distribution and Retail Supply License, Orissa Distribution and Retail Supply License (No. 1/99) pursuant to
Section 15 of the Act from the Regulator to undertake the business of distribution and retail supply as licensee in the Central Zone.

         The Grid Corporation of Orissa Limited ("GRIDCO"), a state government -owned utility, is the owner of 49% of the equity of CESCO. AES Orissa Distribution Private Limited, a company incorporated under the Companies Act, 1956 (of India) and having its registered office at A-5, Forest Park, Bhubaneshwar, Orissa - 751009 ("JVCo") owns 51% of the equity. JVCo is owned 95% by The AES Corporation, a Delaware limited liability company and 5% by Jyoti Structures Limited, a company incorporated under the Companies Act, 1956 (of India) and having its registered office at "Keshava", 7th Floor, Bandra Kurla Comples, Bandra (E) Mumbai - 400051.

         The AES Corporation is a Delaware corporation.

ITEM 2

         CESCO has no domestic associate public utility companies. 1<F1>

[FN]
-----------------
1 The Commission issued an order on August 20, 1999, granting the AES Corporation a Section 3(a)(5) exemption from PUHCA if it indirectly acquires CILCO, a domestic public utility company. However, that acquisition has not yet occurred.

         No state commission certification is required under Section 33(a)(2) of the Act in connection with this transaction.

                                    Signature

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



By: /s/ William R. Luraschi
   ---------------------------
William R. Luraschi
General Counsel
The AES Corporation
1001 N. 19th Street
Suite 2000
Arlington, Virginia  22209
(703) 522-1315



Dated:  September 2, 1999